13013625

SEC Mail Processing Section

MAR 01 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro 203-226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

My Commission expires 11/30/14

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Years Ended December 31, 2012 and 2011

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Years Ended December 31, 2012 and 2011

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2012 and 2011

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Accompanying Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying information on page 12 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2013
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	**$383,028**	$417,772
Receivable from clearing broker	**57,020**	28,837
Due from affiliate (Note 2)	**64,545**	5,746
Deposit with clearing broker (Note 5)	**100,000**	100,000
Equipment and improvements (Note 3)	**64,617**	31,451
Other assets	**256,624**	250,967
Total Assets	**$925,834**	$834,773
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities (Note 5)	**$321,449**	$203,484
Deferred income taxes	**1,900**	1,900
Total Liabilities	**323,349**	205,384
Commitments (Note 5)		
Shareholders' equity:		
Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares	**152,750**	152,750
Retained earnings	**449,735**	476,639
Total Shareholders' Equity	**602,485**	629,389
Total Liabilities and Shareholders' Equity	**$925,834**	$834,773

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2012	2011
Revenue:		
Commissions	**$3,367,962**	$3,141,149
Other income (Note 5)	**745,142**	275,374
	4,113,104	3,416,523
Expenses:		
Employee compensation	**2,282,805**	2,081,303
Commissions	**1,250,032**	1,039,254
Marketing and advertising	**517,814**	155,716
Clearance costs (Note 5)	**483,047**	433,879
Payroll taxes and benefits	**322,265**	305,949
Rent, occupancy and equipment costs	**201,229**	150,446
Office supplies and expenses	**131,696**	73,516
Professional fees	**117,945**	135,029
Regulatory fees and quote services	**73,878**	63,719
Travel and entertainment	**39,850**	74,636
Dues and subscriptions	**34,924**	32,979
Depreciation	**22,622**	14,758
Pension expense (Note 4)	**16,959**	14,201
Reimbursement for support services (Note 2)	**(1,362,290)**	(1,198,344)
	4,132,776	3,377,041
Income (loss) before provision for income taxes	**(19,672)**	39,482
Provision for income taxes	**7,232**	6,991
Net income (loss)	**($ 26,904)**	$ 32,491

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2011	$152,750	$444,148	$596,898
Net income		32,491	32,491
Balance, December 31, 2011	152,750	476,639	629,389
Net loss		(26,904)	(26,904)
Balance, December 31 2012	**$152,750**	**$449,735**	**$602,485**

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2012	**2011**
Cash flows from operating activities:		
Net income (loss)	**($ 26,904)**	$ 32,491
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	**22,622**	14,758
Changes in operating assets and liabilities:		
Receivable from clearing broker	**(28,183)**	61,837
Due from affiliate	**(58,799)**	5,819
Other assets	**(5,657)**	11,326
Accrued expenses and other liabilities	**117,965**	(33,343)
Net cash provided by operating activities	**21,044**	92,888
Cash flows from investing activities:		
Proceeds from sale of securities		
Capital expenditures	**(55,788)**	(19,859)
Net cash used in investing activities	**(55,788)**	(19,859)
Net change in cash and cash equivalents	**(34,744)**	73,029
Cash and cash equivalents, beginning	**417,772**	344,743
Cash and cash equivalents, ending	**$383,028**	$417,772

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2012 and 2011, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Subsequent to December 31, 2012 and 2011, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

1. **Description of the Company and summary of significant accounting policies:**

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements are carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes, the future benefit to be recognized upon the utilization of certain operating loss carryforwards, and timing differences in the deductibility of certain expenses.

1. **Description of the Company and summary of significant accounting policies** (continued):

Income taxes (continued):

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2011 are subject to examination by taxing authorities.

2. **Related party transactions:**

The Company and an affiliate through common ownership share personnel. The Company charged the affiliate $1,362,290 in 2012 and $1,198,344 in 2011 for these common expenses. The Company has a receivable from the affiliate of $64,545 and $5,746 at December 31, 2012 and 2011, respectively. The Company also borrows and advances funds on an as needed basis with the affiliate. The borrowings are noninterest bearing and are due on demand.

3. **Equipment and improvements:**

	December 31,	
	2012	**2011**
Office equipment	**$112,880**	$118,099
Leasehold improvements	**20,663**	19,611
	133,543	137,710
Less accumulated depreciation	**68,926**	106,259
	$ 64,617	$ 31,451

4. **Employee benefits:**

The Company established a 401(k) profit sharing plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $16,959 and $14,201 in 2012 and 2011, respectively.

5. **Commitments:**

Leases:

The Company leases office space at two locations under noncancellable operating leases expiring through April 2019. The leases contain renewal options, escalation clauses, and provide for rent abatements.

In accordance with Accounting Standards Codification No. 840 "Leases", the Company is recognizing rent expense on a straight-line basis over the remaining terms of the leases. Rent expense in excess of rent payments is presented as a deferred rent obligation which is included in accrued expenses and other liabilities on the balance sheet.

The following table presents rent expense to be recognized, cash requirements, and changes in the accrued obligation over the remaining lease term:

Year ending December 31:	Rent Expense	Cash Rent Payments	Change in Obligation
2013	$195,400	$206,300	($ 10,900)
2014	61,900	63,500	(1,600)
2015	61,900	65,600	(3,700)
2016	61,900	67,600	(5,700)
2017	61,900	69,600	(7,700)
Thereafter	82,500	95,800	(13,300)
	$525,500	$568,400	($ 42,900)

Rent expense was $153,400 and $110,800 in 2012 and 2011, respectively. Rent expense is reported net of $47,200 and $50,700 of reimbursements from various representatives in 2012 and 2011, respectively.

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

5. **Commitments** (continued):

Clearing agreement:

The Company utilizes Pershing, LLC (Pershing) as their clearing firm and currently has a clearing agreement through June 3, 2016. The agreement provides for up to $171,900 in clearance fee waivers over a four year period. The Company is required to maintain a $100,000 deposit with Pershing.

The agreement also included provisions up to $900,000 in reimbursements for recruitment and transition of new brokers/advisors through June 3, 2016. Included in other income in 2012 and 2011 is $504,000 and $133,600, respectively, from these provisions.

6. **Supplemental disclosure of cash flow information:**

Cash paid for income taxes totaled $7,348 and $953 for 2012 and 2011, respectively.

7. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $216,613 and $358,288, which exceeded the minimum requirement of $100,000 by $116,613 and $258,288. The Company's net capital ratio was 1.49 to 1 at December 31, 2012 and .57 to 1 at December 31, 2011.

9. **Subsequent events:**

Management has evaluated subsequent events through February 26, 2013, the date which the financial statements were available for issue.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2012	December 31, 2011
Credits:		
Shareholders' equity	**$602,485**	$629,389
Less non-allowable assets:		
Due from affiliate	**64,545**	5,746
Other assets	**256,624**	233,327
Property and equipment, net	**64,617**	31,451
	385,786	270,524
Net capital before haircuts on securities positions	**216,699**	358,865
Haircuts on securities positions	**86**	577
Net capital	**216,613**	358,288
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	**100,000**	100,000
Excess of net capital	**$116,613**	$258,288
Aggregate indebtedness:		
Accrued expenses and other liabilities	**$321,449**	$203,484
Deferred income tax liability	**1,900**	1,900
Total aggregate indebtedness	**$323,349**	$205,384
Ratio of total aggregate indebtedness to net capital	**1.49 to 1**	.57 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2012.

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Westport Resources Investment Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2013
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.